SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Prudential licence in China




         CITIC Prudential awarded group life insurance licence in China


Embargo 07.00 Monday 31st January 2005

CITIC Prudential, the 50:50 life insurance joint venture between CITIC and Prudential plc today announced that it has been awarded a licence by the China Insurance Regulatory Commission (CIRC) to sell group life insurance business in the rapidly growing Chinese market.

Wang Chuan, Vice Chairman CITIC Group said, "This new licence for group life insurance complements the company's rapid geographic expansion in China. We are confident CITIC Prudential will continue its impressive track record of growth and look forward to more positive developments in 2005."

Mark Norbom, Chief Executive of Prudential Corporation Asia said "We are very pleased that we have been awarded a group life insurance licence for China. We are committed to meeting more of the savings, protection and investment needs of the Chinese people and this licence will allow us to offer large numbers of new customers our high quality products and services."

Captain Chia, Chief Executive Officer, CITIC Prudential commented, "CITIC Prudential continues to grow its presence in China reaching out to more and more customers. In September 2004 we launched our Suzhou operation, in November 2004 we were awarded a life insurance licence for Shanghai. This latest licence, for group life insurance, is further evidence of CITIC Prudential's strong momentum in the rapidly growing Chinese life insurance market."

CITIC Prudential has seen great success since launching in Guangzhou on 13 October 2000. It is the first Sino-British life insurance joint venture, and is already among the top five providers in the Guangzhou market in terms of new business. In August 2003, CITIC Prudential successfully launched their second operation in Beijing, and in September 2004 their third in Suzhou. In November 2004 CITIC Prudential was awarded a life insurance licence for Shanghai. CITIC Prudential Shanghai branch is expected to be open for business in the first quarter of 2005.

CITIC Prudential will begin offering group life insurance products in Q2 2005.



                                    - ENDS -

Enquiries:

Media Relations:   Investors / analysts:

Clare Staley       020 7548 3719   Marina Lee-Steere  020 7548 3511

Joanne Davidson    020 7548 3708


About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over US$300 billion (as of 30 June 2004) of funds under management.

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around US$200 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with 24 operations in 12 countries. Across the region Prudential Corporation Asia has 11 operations with a top-five market share.

* Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over US$300 billion (170 billion) in assets under management, as at 30 June
2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilized foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.

CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2003, CITIC had total assets of over RMB 700 billion (US$84.6 billion).




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations